UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BSQUARE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11776U102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11776U102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William T. Baxter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,076,565 (Note: Under Washington’s community property laws, Mr. Baxter may be deemed to share voting power with his wife, Elizabeth Baxter)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,076,565 (Note: Under Washington’s community property laws, Mr. Baxter may be deemed to share dispositive power with his wife, Elizabeth Baxter)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,565

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer This Schedule 13G relates to BSQUARE Corporation, a Washington corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at 110 110th Ave. SE, Suite 200, Bellevue, Washington 98004.

Item 2.
	(a)	Name of Person Filing This Schedule 13G relates to William T. Baxter.
	(b)	Address of Principal Business Office or, if none, Residence The business address of the reporting person is 9623 SE 16th St., Bellevue, WA 98004.
	(c)	Citizenship Mr. Baxter is a United States citizen.
	(d)	Title of Class of Securities This Schedule 13G relates to the Company’s common stock, no par value (the “Common Stock”).
	(e)	CUSIP Number The CUSIP Number for the Company’s Common Stock is 11776U102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following describes the ownership of Common Stock by Mr. Baxter as of December 31, 2004:
(a) Amount beneficially owned: 1,076,565
(b) Percent of class: 2.8% (Based on 37,935,199 shares outstanding as of October 31, 2004 based on Form 10-Q filed November 5, 2004).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,076,565
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,076,565
NOTE: Under Washington’s community property laws, Mr. Baxter may be deemed to share power to vote and dispose of these shares with his wife, Elizabeth Baxter.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ WILLIAM T. BAXTER
Signature
William T. Baxter
Name/Title